New Century Equity Holdings Corp.
200 Crescent Court, Suite 1400
Dallas, Texas 75201

June 17, 2008

Via EDGAR and Federal Express

Kevin Woody, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, D.C.  20549

Re:	New Century Equity Holdings Corp.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 28, 2008
File No. 000-28536

Dear Mr. Woody:

On behalf of New Century Equity Holdings Corp. (“New Century”), I am responding to the Staff’s letter of comment dated June 5, 2008 with respect to the above-referenced filing.  My response to the Staff’s comment is set forth below.  For your convenience, I have repeated the Staff’s comment immediately preceding my response.

Form 10-K for the Fiscal Year Ended December 31, 2007
Financial Statements
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Interest, page 28

Staff Comment

1.	Please tell us how your impairment policy complies with paragraph 17 of SFAS 142.

New Century Response

As discussed in the Form 10-K, New Century has determined that the revenue interest that it acquired in 2005 meets the indefinite life criteria outlined in SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”).  Accordingly, New Century does not amortize this intangible asset, but instead reviews this asset quarterly for impairment.  In response to the Staff’s comment, the impairment review consists of comparing the fair value of the revenue interest with its carrying amount.  If the carrying amount is greater than the fair value, an impairment loss is recognized in an amount equal to the excess of the carrying amount over the fair value and the adjusted carrying amount becomes the new accounting basis.  New Century believes that its policy adequately addresses impairment referred to in paragraph 17 of SFAS 142.

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In connection with responding to the Staff’s comment, a certificate of New Century containing the three acknowledgments requested by the Staff is attached hereto.  The Staff is invited to contact the undersigned at (214) 661-7480 with any comments or questions it may have.

Sincerely,

/s/ John P. Murray
John P. Murray,
Chief Financial Officer

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the Form 10-K (“Form 10-K”) filed by New Century Equity Holdings Corp. (“New Century”) on March 28, 2008, New Century acknowledges the following:

•	New Century is responsible for the adequacy and accuracy of the disclosure in the Form 10-K.

•	The Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the Form 10-K.

•	New Century may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

NEW CENTURY EQUITY HOLDINGS CORP.

By:	/s/ John P. Murray
Name: John P. Murray
Title: Chief Financial Officer